UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 13E-3
_______________

Transaction Statement
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
Amendment No. 3

SCOR Holding (Switzerland) Ltd.
(Name of Issuer)
_______________

SCOR SE
(Names of Persons Filing Statement)

American Depositary Shares (as evidenced by American Depositary Receipts), each representing one-half (1/2) of one registered share, nominal value CHF 5 per share
Registered Shares, nominal value CHF 5 per share
(Title of Class of Securities)

7248256
(CUSIP Number of Class of Securities)

François de Varenne
Chief Operating Officer
SCOR SE
1, avenue du Général de Gaulle
92074 Paris – La Défense Cedex
France
Tel. No.: + 33 1 46 98 70 00
(Name, Address, and Telephone Numbers of Person(s) Authorized
to Receive Notices and Communications on Behalf of Person Filing Statement)
_______________

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

[ ]           a.           The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

[ ]           b.           The filing of a registration statement under the Securities Act of 1933.

[ ]           c.           A tender offer.

[X]          d.           None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

____________________

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$43,934,817	$1,726.64

*           For the purpose of calculating the filing fee only, this amount is based on the purchase of 2,521,210 American Depositary Shares (as evidenced by American Depositary Receipts), each representing one-half (1/2) of one registered share, nominal value CHF 5 per share, of SCOR Holding (Switzerland) Ltd. at approximately $7.73 per share (based on the value of one-quarter of a SCOR SE share according to the closing price per SCOR SE share on January 22, 2007 plus CHF 3.07854 in cash and using the Swiss franc conversion rate to US dollars as published by the US Federal Reserve Certified Noon Buying Rate on January 22, 2007) and the purchase of 1,580,211 registered shares, nominal value CHF 5 per share, of SCOR Holding (Switzerland) Ltd. at approximately $15.47 per share (based on the value of one-half of a SCOR SE share according to the closing price per SCOR SE share on January 22, 2007 plus CHF 6.15708 in cash and using the Swiss franc conversion rate to US dollars as published by the US Federal Reserve Certified Noon Buying Rate on January 22, 2007).

**           The amount of the filing fee was calculated based on a rate of $39.30 per $1,000,000 of the aggregate value of the transaction.

____________________

[X]           Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,726.64
Form or Registration No.:	Schedule 13E-3
Filing Party:	SCOR SE
Date Filed:	January 25, 2008

Item 1.                 Summary Term Sheet.

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13E-3 Transaction Statement filed with the Securities and Exchange Commission (the "SEC") on January 25, 2008, as amended on January 29, 2008 and March 11, 2008 (the "Statement"), by SCOR SE, a societas europaea organized under the laws of the Republic of France ("SCOR" or the "Filing Person"), pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-3 thereunder ("Rule 13e-3"). SCOR is a reinsurance company providing treaty and facultative reinsurance on a worldwide basis to Property-Casualty and Life insurers.

SCOR Holding (Switzerland) Ltd., a corporation organized under the laws of Switzerland (the "Subject Company"), is an international multi-line reinsurer with a distinct emphasis on specialty lines. Until September 11, 2007, the Subject Company was called Converium Holding Ltd.

SCOR owns approximately 98.06% of the voting rights and outstanding Shares (as defined below) of the Subject Company.

Principal Terms of the Cancellation

Following the Swiss public tender offer by SCOR for the registered shares, nominal value CHF 5 per share (the "Registered Shares"), of the Subject Company (the "Swiss Offer"), and purchases of Registered Shares by SCOR outside the Swiss Offer, SCOR holds in excess of 98% of the Subject Company’s voting rights and outstanding Shares.  Pursuant to Article 33 of the Swiss Federal Act on Stock Exchanges and Securities Trading ("Article 33"), SCOR has filed a cancellation action with the Commercial Court of the Canton of Zurich (the "Court") on October 25, 2007, seeking a court-ordered cancellation of the remaining Registered Shares not owned by SCOR (the "Cancellation").

Upon the declaration of effectiveness of the Cancellation by the Court, at the earliest three months from November 22, 2007 (the date of publication of the notification by the Court of the Cancellation action), all of the Registered Shares not owned by SCOR will be cancelled. On March 28, 2008, the Court informed SCOR that no minority shareholder had joined the proceedings and that the Court’s decision on the Cancellation would be made by the beginning of May 2008. Following such cancellation, by virtue of Swiss law, the Subject Company will reissue the cancelled Registered Shares to SCOR and SCOR will be required to pay former shareholders of the Subject Company the Swiss Offer consideration consisting of (i) one-half of a SCOR share, nominal value EUR 7.8769723 (a "SCOR Share"), (ii) CHF 5.50 in cash, and (iii) EUR 0.40 in cash (collectively, the "Cancellation Consideration"), which is the same combination of cash and shares as was offered in the Swiss Offer (the "Offer Price"). See "Item 4. Terms of the Transaction".

Affiliation of the Subject Company and SCOR

As of January 22, 2008, SCOR owned approximately 98.06% of the voting rights and outstanding Shares of the Subject Company. Certain officers and directors of SCOR are also officers and/or directors of the Subject Company.

Payment for Shares

SCOR will pay for each cancelled Registered Share the Cancellation Consideration that will consist of (i) 0.5 SCOR Shares, (ii) CHF 5.50 in cash, and (iii) CHF 0.65708 in cash (corresponding to

EUR 0.40 in cash converted to Swiss francs at the EUR/CHF exchange rate applicable on the day preceding the settlement of the Swiss Offer).

Holders of American Depositary Shares (as evidenced by American Depositary receipts, each representing one-half of one Registered Share of the Subject Company) (the "ADSs" and, together with the Registered Shares, the "Shares") will be entitled to the US dollar equivalent of half the Cancellation Consideration, less any fees as described below (the "ADS Consideration"). ADS holders will receive the ADS Consideration through The Bank of New York, the depositary for the Subject Company’s American Depositary Receipt Program ("BONY"). As the SCOR Shares will not be registered in the United States of America under the Securities Act of 1933 (the "Securities Act"), BONY has informed SCOR that, pursuant to the provisions of the Deposit Agreement, it has decided to sell the SCOR Shares that its custodian in Switzerland will receive on behalf of the ADS holders in the Cancellation in the open market on either Euronext Paris or SWX Swiss Exchange. SCOR anticipates that the total ADS Consideration to be received by BONY will include approximately 630,000 SCOR Shares. For the 30-day period ending March 6, 2008, the average daily trading volume for SCOR Shares on Euronext Paris was 982,235. SCOR therefore fully expects that BONY will be able to sell the SCOR Shares in the open market. BONY has also informed SCOR that the US Dollar cash amount that will be received by each ADS holder will be determined by averaging the sales price of all SCOR Shares sold by BONY. In addition, the Swiss franc and Euro cash payments that are part of the ADS Consideration, will be converted by BONY into US dollars pursuant to the terms and conditions of the Deposit Agreement. BONY will distribute the proceeds from the sale of the SCOR Shares and the cash element of the ADS Consideration in US dollars to ADS holders on a pro-rata basis, net of BONY’s fees and expenses. See "Item 4. Terms of the Transaction".

Fairness of the Cancellation

SCOR believes that the Cancellation is both procedurally and substantively fair to the Subject Company’s unaffiliated shareholders. SCOR is conducting the Cancellation in compliance with Swiss law.

Pursuant to Article 33, a cancellation proceeding is only available if it is filed three months following the expiration of the additional acceptance period of a Swiss public tender offer for the shares of a Swiss listed company and if the applicant directly or indirectly owns more than 98% of the voting rights in such company. The price to be paid to shareholders whose shares are cancelled in the cancellation proceeding must be identical to the offer price that was paid to shareholders in the Swiss public tender offer. The price paid in the Swiss public tender offer is a market-tested price, as the Swiss takeover rules and procedures provide for a contest of potential competing offers, require equal treatment of all offerors, and protect against certain defenses. The Swiss takeover supervisory authorities actively supervise the compliance with these rules and take the necessary steps for their enforcement. Accordingly, there is a presumption of fairness of the Cancellation to the Subject Company’s unaffiliated shareholders. No fairness opinion has been sought by SCOR on the appropriateness of the consideration to be paid to shareholders of the Subject Company. See "Item 8. Fairness of the Transaction".

Consequences of the Cancellation

The Cancellation will result in SCOR holding 100% of the Subject Company’s Shares. Following the Cancellation, the Subject Company will become a wholly-owned subsidiary of SCOR. Unaffiliated holders of Registered Shares will become SCOR shareholders. See "Item 7. Purposes, Alternatives, Reasons and Effects".

Appraisal Rights

Under Swiss law, a cancellation proceeding does not provide shareholders with appraisal rights. A Subject Company shareholder may only join the Cancellation action where it argues that SCOR has failed to observe procedural requirements to achieve the appropriate level of voting rights in the Subject Company or to bring the Cancellation proceeding within the applicable three month period. The Cancellation Consideration becomes due as a consequence of the Cancellation and is set by virtue of mandatory law. It cannot be changed by the court or the parties.

Dissemination of Information

A disclosure document in the form of this Statement will be distributed to all Subject Company shareholders of record. The disclosure document will be distributed on the day of filing of this Statement with the SEC.

For More Information

If you have any questions about the Cancellation, please call SCOR Investor Relations at +33 1 46 98 72 17.

Item 2.                 Subject Company Information.

(a)           Name and Address. The Subject Company's full name is SCOR Holding (Switzerland) Ltd. The Subject Company’s principal executive office is located at General Guisan-Quai 26, P.O. Box, CH-8022, Zurich, Switzerland. The Subject Company’s telephone number is +41 44 639 9335.

(b)           Securities. The exact titles of the classes of equity securities that are the subject of this filing are the Subject Company's American Depositary Shares (evidenced by American Depositary Receipts), each representing one-half (1/2) of one registered share, nominal value CHF 5 per share and Registered Shares, nominal value CHF 5 per share. As of January 22, 2008, the Subject Company had 146,689,462 Registered Shares, including 1,260,605 Registered Shares represented by 2,521,210 ADSs, issued and outstanding.

(c)           Price Range of Securities. The Registered Shares are traded on the SWX Swiss Exchange under the symbol CHRN and, until January 7, 2008, the ADSs were traded on the NYSE under the symbol CHR. The high and low sales prices of the Registered Shares and ADSs for each quarter during the past two years are as follows:

	SWX (CHF)		NYSE ($)
Quarter Ended	High	Low	High	Low
March 31, 2006	16.55	13.40	6.45	5.23
June 30, 2006	16.40	12.15	6.77	4.85
September 30, 2006	15.70	11.75	6.33	4.72
December 31, 2006	17.00	14.90	6.79	6.00
March 31, 2007	22.35	16.30	8.85	6.62
June 30, 2007	23.25	20.95	9.54	8.48
September 30, 2007	23.25	18.15	9.60	7.20
December 31, 2007	21.70	19.40	9.44	8.12
March 31, 2008	-(1)	-(1)	-(2)	-(2)
(1)           The closing price for the Registered Shares on the SWX Swiss Exchange on January 22, 2008 was CHF 15.00 per Registered Share.

(2)           Effective January 7, 2008, the ADSs were delisted from the NYSE. The last closing price for the ADSs on the NYSE on January 4, 2008 was $8.20 per ADS.

(d)           Dividends. The Subject Company paid a gross dividend of CHF 0.10 per Registered Share for the business year 2005 and CHF 0.20 per Registered Share for the business year 2006 to its shareholders. The dividend payments were made on April 18, 2006 and May 15, 2007, respectively.

(e)           Prior Public Offerings. The Filing Person has not, in the past three years, effected any underwritten public offering of its Shares that was registered under the Securities Act, or exempt under Regulation A under the Securities Act.

(f)           Prior Stock Purchases. Following the settlement of the Swiss Offer, at which point SCOR became an affiliate of the Subject Company, SCOR purchased an aggregate of 2,552,043 Registered Shares and 13,800 ADSs in a series of open market transactions, one off-exchange trade and one delivery against payment transaction for the Subject Company’s treasury shares.  In the third quarter of 2007, SCOR purchased 2,275,294 Registered Shares at prices ranging from CHF 18.55 to CHF 21.60 and for an average price of CHF 20.19. In the fourth quarter of 2007, SCOR purchased 276,749 Registered Shares and 13,800 ADSs at prices ranging from CHF 21.10 to CHF 21.60 and from $9.00 to $9.05 for an average price of CHF 21.54 and $9.01 respectively.

Item 3.                 Identity and Background of Filing Persons.

(a)           Name and Address. The Filing Person is an affiliate of the Subject Company through its ownership of approximately 98.06% of the voting rights and outstanding Shares. The Filing Person’s full name is SCOR SE and its business address is 1, avenue du Général de Gaulle, 92074 Paris – La Défense Cedex, France. SCOR’s business telephone number is + 33 1 46 98 70 00.

(b)           Business and Background of Entities. SCOR is a reinsurance company providing treaty and facultative reinsurance on a worldwide basis to Property-Casualty and Life insurers. SCOR is a societas europaea organized under the laws of the Republic of France.

(c)           Business and Background of Natural Persons.

The following table sets for the name, citizenship, business address, present principal occupation or employment, and material occupations, positions, offices or employment during the past five years of each director and executive officer of SCOR as of April 18, 2008.

Except as set forth in the chart below, neither SCOR nor any of the persons listed below has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The business address for each person named below is c/o SCOR SE, 1, avenue du Général de Gaulle, 92074 Paris – La Défense Cedex, France.

SCOR Executive Officers
Name	Citizenship	Current Occupation and Business Experience
Denis Kessler	French	Chairman and Chief Executive Officer.

Denis Kessler is a graduate of HEC business school (École des Hautes Études Commerciales), with a PhD in Economics, a qualified professorship (agrégé) in Economics and a qualified professorship in Social Sciences. He was Chairman of the Fédération Française des Sociétés d’Assurance (FFSA) (Federation of French Insurance Companies), Senior Executive Vice President and member of the Executive Committee of AXA, and subsequently First Executive Vice-Chairman of the Mouvement des Entreprises de France (MEDEF) (French Business Confederation). Denis Kessler joined SCOR on 4 November 2002 as Chairman and Chief Executive Officer.

Victor Peignet	French
Chief Executive Officer of SCOR Global P&C.
A marine and offshore engineer, Victor Peignet joined SCOR's Facultative Department in 1984. He was appointed Deputy CEO of the Group's Business Solutions Division at its formation in 2000, before becoming CEO of SCOR Global P&C when the Group operating company was created in June 2005.

Jean-Luc Besson	French
Group Chief Risk Officer.

Jean-Luc Besson, an actuary, holds a PhD in Mathematics and has served as a Professor of Mathematics and as Senior Vice President of Research, Statistics and Information Systems at the FFSA (Fédération Française des Sociétés d’Assurance - Federation of French Insurance Companies). He was appointed Chief Reserving Actuary of the SCOR group in January 2003 and has been Group Chief Risk Officer since July 1, 2004.

Paolo De Martin	Italian
Group Chief Financial Officer.

Paolo De Martin, graduated from Ca’ Foscari University, Italy, with a degree in Business Economics. He subsequently spent two years in the optical business as founder and managing partner of an eyewear manufacturer. He joined the General Electric Company (GE) in 1995 as a finance trainee in London. In 1997 he joined GE’s internal auditing & consulting group, charged with assignments in multiple GE businesses in the Americas, Europe and Asia-Pacific. In 2001, Paolo De Martin was promoted to Executive Manager for GE Capital Europe, before joining GE Insurance Solutions as Financial Planning and Analysis Manager for Global Property and Casualty Reinsurance. As of 2003 he was appointed CFO of GE Frankona group, before becoming Chief Financial Officer of Converium in July 2006.

François de Varenne	French
Group Chief Operating Officer.

An Ecole Polytechnique graduate, François de Varenne holds a doctorate in Economics and is an actuary qualified with the ISFA (Institut de Science Financière et d’Assurances – Finance and Insurance Institute). He joined the FFSA in 1993 as Director for Economic and Financial Affairs. In London from 1998, he was successively an Insurance Strategist with Lehman Brothers, then Vice-President in charge of asset management solutions and structured transactions, subsequently working as an expert in insurance and reinsurance companies at Merrill Lynch and then Deutsche Bank. In 2003 he became Managing Partner of Gimar France & Cie. He joined the SCOR Group in 2005 as Director of Corporate Finance and Asset Management.

Benjamin Gentsch	Swiss
Deputy Chief Executive Officer of SCOR Global P&C, Chief Executive Officer of SCOR Switzerland.

Benjamin Gentsch holds a degree in business administration from the University of St. Gallen, majoring in risk management and insurance. Between 1986 and 1998, he held various positions at Union Reinsurance Company, Zurich, where from 1990 to 1998 he was responsible for treaty reinsurance business in Asia and Australia. In 1998, he joined Zurich Re as the Chief Underwriting Officer Overseas, where he was given the task of strengthening the company's position on the Asian, Australian, African and Latin American markets. In addition, he took charge of the Global Aviation reinsurance department and built up the Professional Risk and Global Marine reinsurance departments. In September 2002, Benjamin Gentsch was appointed Chief Executive Officer of Converium Zurich and was also subsequently appointed Executive Vice President in charge of Specialties.

Michael Kastenholz	German
Deputy Chief Risk Officer of SCOR.

Dr. Michael Kastenholz has a doctorate in Mathematics and is a member of the German Actuarial Association DAV. Dr. Kastenholz has spent most of his career at Gerling Globale in the Life reinsurance field: he was Executive Director for Life & Health from 1998 to 2002, then interim Group CFO of Gerling Globale and Member of the Board of Management of Gerling Life Reinsurance. Dr. Kastenholz has been CFO of Revios and a member of the Revios Vorstand since 2003. He was appointed Deputy CFO of SCOR on November 23, 2006.

Gilles Meyer	French and Swiss	Chief Executive Officer of SCOR Global Life.

Gilles Meyer holds an MBA from GSBA in Zurich. After 23 years of experience in reinsurance, Gilles Meyer was CEO of Alea Europe from 1999 to 2006, in charge of both Property & Casualty and Life reinsurance, and from 2005 to 2006 he was Group Chief Underwriter of Alea. He joined the SCOR Group in January 2006, in charge of the German-speaking Business unit of SCOR Global P&C. He was appointed Director of SCOR Global Life's Business Unit 1 and member of the Group Executive Committee in November 2006. He was appointed Chief Executive Officer of SCOR Global Life in February 2008.

Norbert Pyhel	German
Deputy Chief Executive Officer of SCOR Global Life

Norbert Pyhel holds a Doctorate in mathematical statistics from the Technische Hochschule Aachen. His career in insurance started at Gerling Globale Rückversicherungs-AG, where he became Executive Director of Life & Health for Continental Europe in 1990 and Joint Managing Director of Gerling Life Reinsurance GmbH, Köln in 2002. He was a Member of the Board of Management of Revios Rückversicherung AG, which later became SCOR Global Life SE. His most recent position was Managing Director of SCOR Global Life in Germany. Norbert Pyhel is a Member of the German Actuarial Association (DAV) and the Swiss Actuarial Association (SAV).

SCOR Directors
Name	Citizenship	Current Occupation and Business Experience
Denis Kessler	French	Chairman and Chief Executive Officer. See above.
Carlo Acutis	Italian
Vice-Chairman of Vittoria Assicurazioni S.p.A. (Italy).

Carlo Acutis is Vice-Chairman of Vittoria Assicurazioni S.p.A. He holds several other positions as Chairman or board member. An expert in the international insurance market, he is a member and former chairman of the Comité Européen des Assurances (CEA) (European Insurance Committee), and a Director of the Geneva Association.

Gérard Andreck	French
Chairman of the MACIF group (France)

Gérard Andreck became Chief Executive Officer of Macif in June 1997. He was a key figure in the development of the close partnership between Caisses d'Epargne, Macif and Maif in October 2004, and he was appointed Chairman of the Management Board of the holding company that formalized this partnership in November 2005. Gérard Andreck has been Chairman of the MACIF group since June 2006.

Antonio Borgès	Portuguese
Vice-Chairman of Goldman Sachs International, London.

Antonio Borgès is a member of the Supervisory Board of CNP Assurances and a member of the Fiscal Committee of the Banco Santander de Negocios Portugal. He was formerly Dean of the INSEAD business school.

Allan Chapin	American
Partner, Compass Advisers LLP (U.S.A.).

After having been a partner at Sullivan & Cromwell and Lazard Frères, New York, for a number of years, Allan Chapin has been a partner at Compass Partners Advisers LLP, New York, since June 2002. He is also Director of the Pinault Printemps Redoute Group, InBev (Belgium), as well as Director of certain subsidiaries of SCOR US Corporation.

Daniel Havis	French	Chairman and Chief Executive Officer of Mutuelle Assurance des Travailleurs Mutualistes (MATMUT).
Daniel Lebègue	French
Chairman of the Institut Français des Administrateurs (French Institute of Directors).

Daniel Lebègue has served as Head of the French Treasury Department, as Chief Operating Officer of BNP, as Chief Operating Officer of the Caisse des Dépôts et Consignations, as Chairman of the Supervisory Board of CDC IXIS and as Chairman of Eulia. He is currently a director of several companies.

André Lévy-Lang	French	Associate Professor (Emeritus) at the Paris University of Dauphine. André Lévy-Lang was Chairman of the Management Board of Paribas from 1990 to 1999.
Luc Rougé	French	Employee of SCOR
Herbert Schimetschek	Austrian
Chairman of the Management Board of Austria Versicherungsverein auf Gegenseitigkeit Privatstiftung (Holding).

From 1997 to 2000, Herbert Schimetschek was Chairman of the Comité Européen des Assurances, and subsequently served as Vice Chairman of the Austrian Insurance Companies Association until June 2000. From 1999 to 2001, he was Chairman of the Management Board and

Chief Operating Officer of UNIQA Versicherung S.A.
Jean-Claude Seys	French
Chairman and Chief Executive Officer of COVEA (SGAM).

Jean-Claude Seys has spent his entire career in insurance. He was appointed Chairman and Chief Executive Officer of MAAF in 1992, and subsequently Chief Executive Officer of MAAF-MMA in 1998. He is now Chairman and Chief Executive Officer of SGAM COVEA (a post he has held since June 2003) as well as being Chairman of MMA.

In connection with the Crédit Lyonnais/ Executive Life matter, Jean-Claude Seys entered into a settlement with the California prosecutor’s office in 2006 pursuant to which he is subject to five years of probation. During such time, he cannot travel to the United States without a special authorization.

Claude Tendil	French	Chairman and Chief Executive Officer of Generali France, Generali Vie, Generali IARD and Europ Assistance
Patrick Thourot	French
Senior Advisor to the Chairman of SCOR.

Patrick Thourot is a graduate of Ecole Nationale d’Administration, Inspecteur Général des Finances, was Chief Executive Officer of PFA (Athéna Group), and worked for AXA, where he was a member of the Executive Committee before he was appointed Chief Executive Officer of Zürich France. He was Deputy to the Chief Executive Officer of SCOR Group from January 2003 until March 2008.

Daniel Valot	French
Daniel Valot was Chief Operating Officer of Total Exploration Production before joining the Technip group, where he was appointed Chairman and Chief Executive Officer from September 1999 until April 2007.

Georges Chodron De Courcel	French	(Non-Voting Director), Chief Operating Officer, BNP Paribas (France).

Item 4.                 Terms of the Transaction.

(a)           Material terms. Given that SCOR holds in excess of 98% of the Subject Company’s voting rights, SCOR has filed a cancellation action pursuant to Article 33 with the Court on October 25, 2007, seeking a court-ordered cancellation of the Shares that it does not own.

Upon the declaration of effectiveness of the Cancellation by the Court, at the earliest three months from November 22, 2007 (the date of publication of the notification by the Court of the

Cancellation action), all of the Registered Shares not owned by SCOR will be cancelled in exchange for payment of consideration consisting of (i) one-half of a SCOR Share, (ii) CHF 5.50 in cash, and (iii) EUR 0.40 in cash, which is the same combination of cash and shares as offered in the Swiss Offer. On March 28, 2008, the Court informed SCOR that no minority shareholder had joined the proceedings and that the Court’s decision on the Cancellation would be made by the beginning of May 2008. Following such cancellation, the Subject Company will reissue new Registered Shares to SCOR.

SCOR will pay the Cancellation Consideration for each cancelled Registered Share of (i) 0.5 SCOR Shares, (ii) CHF 5.50 in cash, and (iii) CHF 0.65708 in cash (corresponding to EUR 0.40 converted to CHF at the exchange rate EUR/CHF applicable on the day preceding the settlement of the Swiss Offer).

As in the Swiss Offer, fractional entitlements to SCOR Shares resulting from the exchange ratio will not be delivered but pooled and the corresponding SCOR Shares will be sold. The net proceeds of the sales will be distributed to the Subject Company shareholders with fractional entitlements in CHF on a pro rata basis. The cash payments compensating the fractional entitlements in SCOR Shares will be made with a value date on or around the Cancellation date.

Holders of ADSs will be entitled to the ADS Consideration. ADS holders will receive the ADS Consideration through BONY. As the SCOR Shares will not be registered in the United States of America under the Securities Act, BONY has informed SCOR that, pursuant to the provisions of the Deposit Agreement, it has decided to sell the SCOR Shares that its custodian in Switzerland will receive on behalf of the ADS holders in the Cancellation in the open market on either Euronext Paris or SWX Swiss Exchange. SCOR anticipates that the total ADS Consideration to be received by BONY will include approximately 630,000 SCOR Shares. For the 30-day period ending March 6, 2008, the average daily trading volume for SCOR Shares on Euronext Paris was 982,235. SCOR therefore fully expects that BONY will be able to sell the SCOR Shares in the open market. BONY has also informed SCOR that the US Dollar cash amount that will be received by each ADS holder will be determined by averaging the sales price of all SCOR Shares sold by BONY. In addition, the Swiss franc and Euro cash payments that are part of the ADS Consideration, will be converted by BONY into US dollars pursuant to the terms and conditions of the Deposit Agreement. BONY will distribute the proceeds from the sale of the SCOR Shares and the cash element of the ADS Consideration in US dollars to ADS holders on a pro-rata basis, net of BONY’s fees and expenses.

SCOR Shares may be held either in registered or bearer form, at the holder’s discretion. While there are no transfer restrictions set forth in SCOR’s articles of association, the transfer of larger blocks of SCOR Shares may require the approval of the competent insurance regulatory authorities in countries where SCOR either has a reinsurance/ insurance license or a reinsurance/insurance subsidiary. SCOR Shares are traded on the Euronext Paris (Eurolist). According to Article R. 211-5 of the French Monetary and Financial Code, prior to any transfer on the Euronext Paris (Eurolist) of securities held in registered form, the securities must be converted into bearer form and accordingly inscribed in an account maintained by an accredited intermediary with Euroclear France S.A., a registered clearing agency. The transfer of ownership of securities traded on the Euronext Paris (Eurolist) occurs at the time of registration of the securities in the appropriate shareholder’s account.

Each SCOR Share has voting rights in proportion to the amount of the share capital it represents. When SCOR Shares are held in usufruct, the voting rights attached to such SCOR Shares belong to the grantee in ordinary general meetings and to the legal owner in extraordinary general meetings.

The merger, dissolution or liquidation of SCOR must be decided by its extraordinary shareholders’ meeting. In the event that SCOR is liquidated, the assets of SCOR remaining after payment of its debts, liquidation expenses and all of its remaining obligations will be used first to repay in full the nominal value of the SCOR Shares, then the surplus, if any, will be distributed among the holders of SCOR Shares in proportion to the nominal value of their shareholdings and subject to any special rights granted to holders of preferred shares, if any.

For the financial years 2004, 2005 and 2006 SCOR paid a dividend of EUR 24 million, EUR 48 million and EUR 92 million, respectively.

(c)           Different terms. Registered Shares directly or indirectly held by SCOR will not be cancelled in the Cancellation.

As described above, holders of ADSs will not receive SCOR Shares as part of the consideration for their cancelled ADSs. BONY will endeavor to sell the SCOR Shares and will distribute the proceeds in US dollars to ADS holders on a pro-rata basis, net of BONY’s fees and expenses. In addition, the Swiss franc and Euro cash payments that are part of the Cancellation Consideration, will be converted by BONY into US dollars pursuant to the terms and conditions of the Deposit Agreement and will be distributed to ADS holders net of BONY’s fees and expenses.

(d)           Appraisal rights. Under Swiss law, a cancellation proceeding does not provide shareholders with appraisal rights. A Subject Company shareholder may only join the Cancellation action where it argues that SCOR has failed to observe procedural requirements to achieve the appropriate level of voting rights in the Subject Company or to bring the Cancellation proceeding within the applicable three month period. The Cancellation Consideration becomes due as a consequence of the Cancellation and is set by virtue of mandatory law. It cannot be changed by the court or the parties.

(e)           Provisions for Unaffiliated Security Holders. SCOR has neither made nor does it intend to make any provision to grant unaffiliated security holders of the Subject Company access to the corporate files of SCOR. SCOR does not intend to obtain counsel to or appraisal services for unaffiliated stockholders of the Subject Company.

(f)           Eligibility for listing or trading. SCOR has taken no steps to assure that the SCOR Shares issued to holders of the Registered Shares will be eligible for trading on an automated quotations system operated by a national securities association.

Following the Cancellation, the SCOR Shares will continue to be listed and traded on Euronext Paris (Eurolist) and the SWX Swiss Exchange.

Item 5.                 Past Contracts, Transactions, Negotiations and Agreements.

(a)           Transactions.

During the past two years, there have been no transactions between SCOR or any executive officer or director of SCOR as listed in Item 3 to this Statement and the Subject Company, whereby the aggregate value of the transactions is more than 1% of the Subject Company’s consolidated turnover for the fiscal year when the transaction occurred.

During the past two years, the only transactions that occurred between SCOR, or any executive officer or director of SCOR as listed in Item 3 to this Statement and any executive officer, director or affiliate of the Subject Company that is a natural person that exceeded $60,000 in aggregate were the termination agreements entered into with Inga Beale (former Chief Executive Officer of the Subject Company) and Paolo de Martin (former Chief Financial Officer of the Subject Company) as discussed in

Item 5(b) which amounted to CHF 4.2 million (approximately $3.4 million) and CHF 2.5 million (approximately $2.0 million) respectively.

(b)           Significant Corporate Events.

During the 12 months prior to the publication of the pre-announcement of the Swiss Offer on February 26, 2007, SCOR Global P&C S.A. and IRP Holdings Ltd., both wholly-owned subsidiaries of SCOR, purchased a total of 7,300,00 Registered Shares and options for 4,900,000 Registered Shares. All the options were exercised prior to the February 26, 2007 publication of the pre-announcement of the Swiss Offer by SCOR.

In addition, on February 16, 2007, SCOR concluded a share purchase agreement and a contribution agreement with Patinex AG ("Patinex") concerning the acquisition/exchange of another 29,020,350 Registered Shares. On February 17/18, 2007, SCOR entered into a share purchase agreement and a contribution agreement with Alecta pensionsförsäkring, ömsesidigt ("Alecta") concerning the acquisition/exchange of 7,100,000 Registered Shares. In both cases the compensation agreed upon consisted of 0.4938272 SCOR Shares plus a cash portion of CHF 4.20 per Registered Share.

On February 17, 2007, Mr. Kessler, Chairman and Chief Executive Officer of SCOR, met in Zurich with Mr. Markus Dennler, the then Chairman of the Subject Company, and Mr. Rudolf Kellenberger, the then Vice Chairman of the Subject Company, to present SCOR’s proposal for a friendly combination of SCOR and the Subject Company.

On February 19, 2007, the Subject Company issued a press release stating that the Board of Directors of the Subject Company had "carefully considered" SCOR’s proposal for a combination and decided to reject the proposal.

On February 26, 2007, SCOR issued a pre-announcement and a press release, announcing its intention to launch a public tender offer in Switzerland for all publicly-held Registered Shares not already acquired by SCOR at 0.5 SCOR Share and CHF 4 in cash for each Registered Share.

On April 26, 2007, the SCOR Extraordinary Shareholders’ Meeting approved the in-kind contributions of the Subject Company shares covered by the contribution agreements with each of Patinex and Alecta.  The meeting also approved the issuance of SCOR Shares as remuneration for these contributions. Further, the shareholders approved the issuance of SCOR Shares to be used for the acquisition of the Registered Shares tendered pursuant to the Swiss Offer.

On April 26, 2007, following the receipt of approvals from SCOR shareholders for all the resolutions relating to the combination of SCOR and the Subject Company at the SCOR Extraordinary General Meeting, SCOR acquired 29,020,350 Registered Shares, or approximately 19.8% of the Subject Company’s issued share capital, pursuant to the terms and subject to the conditions set forth in the share purchase agreement and the contribution agreement with Patinex, for an aggregate consideration of CHF 121,885,470 (representing 20% of the consideration for the Registered Shares received from Patinex) and 14,331,037 newly issued SCOR Shares (representing 80% of the consideration for the Registered Shares received from Patinex). SCOR also acquired 7,100,000 Registered Shares, or approximately 4.8% of the Subject Company’s issued share capital, pursuant to the terms and subject to the conditions set forth in the share purchase agreement and the contribution with Alecta, for an aggregate consideration of CHF 29,820,000 (representing 20% of the consideration for the Registered Shares received from Alecta) and 3,506,173 newly issued SCOR Shares (representing 80% of the consideration for the Registered Shares received from Alecta).

On May 10, 2007, SCOR and the Subject Company entered into a transaction agreement (the "Transaction Agreement") in which SCOR agreed (a) to increase the cash portion of the Offer Price from CHF 4 to CHF 5.50 and (b) not to reduce the Offer Price by the amount of the dividend of CHF 0.20 per Registered Share resolved by the shareholders' meeting of the Subject Company on May 10, 2007. In addition, SCOR undertook, subject to the settlement of the Swiss Offer to (i) maintain a strong presence in Zurich and make Zurich a strategic pillar and one of the three European key hubs of the combined group, together with Paris and Cologne, (ii) implement a secondary listing on the SWX Swiss Exchange, and (iii) ensure that no employees of the Subject Company’s Swiss entities are served notice for a period of 12 months following the date of settlement of the Swiss Offer (other than for cause) and the compensation plans for such employees are not changed during the same period. In addition, subject to the settlement of the Swiss Offer, SCOR agreed to enter into termination agreements providing for lump sum payments with Inga Beale, the former Chief Executive Officer of the Subject Company, and Paolo de Martin, the former Chief Financial Officer of the Subject Company, terminating their employment agreements as of December 31, 2007.

In return, the Subject Company and its Board of Directors unanimously agreed to recommend to its shareholders to accept the Swiss Offer, subject to a superior competing offer. The decision was fully supported by all members of the Subject Company’s Global Executive Committee. The Subject Company further agreed to abstain from taking any action that could prevent or compromise the Swiss Offer or be otherwise detrimental to it. Pursuant to the Transaction Agreement, the Subject Company, the members of its Board of Directors, the CEO and the CFO and the other key employees, as applicable, agreed to use their best effort to (i) ensure a seamless and smooth transfer of the managerial control over the Subject Company to SCOR immediately after the settlement of the Swiss Offer and (ii) maintain the relationships with the Subject Company’s current clients and other stakeholders.

Moreover, in the Transaction Agreement, SCOR and the Subject Company agreed to (i) cooperate to ensure that the Swiss Offer conditions be met and the Swiss Offer be consummated without delay, and (ii) set up a joint integration committee and a joint underwriting committee to ensure a smooth integration of the two groups, to combine SCOR and the Subject Company’s business and strategic plans, and to determine the underwriting plan for 2008, in each case subject to applicable laws.

Following approval by the Swiss Takeover Board on June 9, 2007, the Swiss Offer commenced on June 12, 2007 with the initial offer period ending July 9, 2007. An additional acceptance period commenced on July 13, 2007 and ended July 26, 2007. The Swiss Offer was settled on August 8, 2007.

The Swiss Offer was neither an offer to sell nor a solicitation of an offer to buy securities in the United States or to or from U.S. persons. The Swiss Offer was not made in or into the United States and was not capable of being accepted by U.S. persons or persons in the United States.

Upon settlement of the Swiss Offer, SCOR owned 96.32% of the issued and outstanding Registered Shares. At the Subject Company’s Extraordinary Meeting of shareholders held on August 30, 2007, the shareholders approved a resolution to change the name of the Subject Company from Converium Holding Ltd. to SCOR Holding (Switzerland) Ltd. In addition, the shareholders approved the election of a new Board of Directors, comprising Denis Kessler, Georges Chodron de Courcel, Jürg Marty, Dr. J. Friedrich Sauerländer, Jean-Luc Besson, Gilles Meyer and Victor Peignet.

As described in Item 2 of this Statement, between the settlement of the Swiss Offer and the filing of the Cancellation proceeding, SCOR acquired further Shares to bring its ownership in the Subject Company to 98.06% by October 25, 2007, the date of filing of the Cancellation.

(c)           Negotiations or Contacts. See Item 5(b).

(e)           Agreements Involving the Subject Company’s Securities. There are no agreements, arrangements, or understandings between SCOR or any of its affiliates, executive officers and directors, and any other person with respect to any securities of the Subject Company.

Item 6.                 Purposes of the Transaction and Plans or Proposals.

(b)           Use of the Securities Acquired.  SCOR intends to retain the Shares acquired in the Cancellation to achieve a 100% ownership level in the Subject Company.

(c)           Plans.  Other than in connection with the integration of the Subject Company and its subsidiaries in to the SCOR group of companies, SCOR has no current plans that relate to or would result in any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Subject Company or any of its subsidiaries; any purchase, sale or transfer of a material amount of assets of the Subject Company or any of its subsidiaries; any material change in the present dividend rate or policy, or indebtedness or capitalization of the Subject Company; any change in the present Board of Directors or management of the Subject Company, including, but not limited to, any plans or proposals to change the number or the term of the employment contract of any executive officer; any other material change in the Subject Company’s corporate structure or business.

On December 14, 2007, the Subject Company applied for the delisting of its Shares from the New York Stock Exchange. Effective January 7, 2008, the Shares were delisted from the NYSE and the Subject Company filed with the SEC to deregister its securities and terminate its reporting requirements under the Exchange Act.

SCOR has combined the European operations of SCOR and the Subject Company in three key locations in Zurich, Cologne and Paris which should facilitate the future group organization. In particular, SCOR intends to maintain the Subject Company’s presence in Zurich.

SPECIAL FACTORS

Item 7.                 Purposes, Alternatives, Reasons and Effects.

(a)           Purposes. The purpose of the Cancellation is to cancel the Shares held by remaining minority shareholders so that SCOR may achieve 100% ownership of the share capital of the Subject Company.

(b)           Alternatives. In the event that SCOR’s shareholding in the Subject Company in the three months following the expiration of the additional acceptance period of the Swiss Offer did not exceed 98%, SCOR considered both a squeeze-out merger under Swiss law and a cross-border merger as alternatives to the Cancellation. Both the squeeze-out merger and cross-border merger alternatives would result in higher transaction costs and a longer timescale to complete the acquisition of all of the Shares.  Since SCOR exceeded the 98% threshold, it pursued the Cancellation and the squeeze-out merger and cross-border merger alternatives were not considered further.

(c)           Reasons. SCOR sought the Cancellation to achieve 100% ownership of the voting rights and outstanding Shares of the Subject Company in the shortest period of time. The Cancellation minimizes transaction costs and permits the unaffiliated shareholders of the Subject Company to receive the same consideration as that received by those holders who tendered into the Swiss Offer.

The combination of SCOR and the Subject Company resulted in the creation of the fifth largest publicly listed global reinsurer in terms of gross written premiums based on Standard & Poor’s Global Reinsurance Highlights figures (2006 edition). It has created a powerful multi-line reinsurer covering all major markets.

SCOR expects that the combination of SCOR and the Subject Company will lead to accelerated growth, improved risk management and reduced earnings volatility:

-	The combined group will benefit from an enlarged non-life book of business, well-balanced between the three sub-segments treaties, specialty lines and business solutions (facultatives).

-	The combined operations will be strongly diversified by geographical markets.

-
The combined group will further benefit from a highly diversified revenue base, well-balanced between life and non-life business lines, resulting in an increased ability to resist in case of any large unexpected losses.

In addition, SCOR expects significant synergies to be extracted from various sources that would lead to improved group efficiency, including reduction in corporate functions, reduction in life and non-life operating administrative expenses and cost reductions in IT, the optimization of retrocession costs, tax optimization, access to improved funding conditions, improved market position, the sharing of best underwriting practices and increased investment returns.

The combined group will benefit clients and brokers by providing them a wider range of services and covers on a large geographical scale.

(d)           Effects. The Cancellation will result in SCOR holding 100% of the Subject Company’s Shares. As such, the Subject Company will be a wholly-owned subsidiary of SCOR.

Following the Cancellation, unaffiliated shareholders of the Subject Company will no longer hold Shares and will be paid the Cancellation Consideration or ADS Consideration described in Item 4, as applicable.

Following the Cancellation, SCOR’s interest in the net book value and net earnings of the Subject Company will be 100%. SCOR’s interest in the net book value of the Subject Company is €1,888,456,613 (approximately $2,757,920,922) and the net income (group share) of the Subject Company for the period from August 8, 2007 to September 30, 2007, included in the SCOR consolidated income statement, is €40,000,000 (approximately $58,088,800). Furthermore, for the period between 26 April 2007 and 8 August 2007, 32.94% of the Subject Company results have been accounted for according to the equity method in the SCOR consolidated accounts. A profit of €12,000,000 (approximately $17,426,640), before €5,000,000 (approximately $7,261,100) elimination of dividends distributed by the Subject Company, has consequently been recorded as income from affiliates. At 100% of the shares, the net income (group share) of the Subject Company for the period from August 8, 2007 to September 30, 2007, in the SCOR consolidated income statement is €41,000,000 (approximately $59,541,020). US dollar amounts were calculated using the EUR/US dollar exchange rate as of January 24, 2008.

Upon settlement of the Cancellation, unaffiliated shareholders of the Subject Company will no longer have any interest in, and will not be shareholders of, the Subject Company and therefore will not participate in the Subject Company’s future earnings and potential growth and will no longer bear the risk of any decreases in the value of the Subject Company.

Upon settlement of the Cancellation, the unaffiliated shareholders also will not bear the risks of potential decreases in the value of their holdings in the Subject Company based on any downturns in the Subject Company’s future performance. Instead, the unaffiliated shareholders will have liquidity, in the form of the Cancellation Consideration or ADS Consideration, in place of an ongoing equity interest in the Subject Company in the form of the Shares.

Certain U.S. federal income tax consequences for U.S. Holders.  The following is a summary of certain U.S. federal income tax consequences of the Cancellation to shareholders of the Subject Company all of whose Shares (whether held directly, indirectly or constructively) are cancelled pursuant to the Cancellation. This summary does not purport to consider all aspects of U.S. federal income taxation that might be relevant to shareholders of the Subject Company.

This information is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing, proposed and temporary regulations promulgated thereunder by the United States Department of Treasury and administrative and judicial interpretations thereof, all of which are subject to change, possibly with a retroactive effect. This information applies only to shareholders of the Subject Company in whose hands Shares are capital assets within the meaning of Section 1221 of the Code. This summary does not apply to Shares received pursuant to the exercise of employee share options or otherwise as compensation, or to certain types of shareholders (such as (i) insurance companies, (ii) tax-exempt organizations, (iii) financial institutions, (iv) brokers or traders, (v) real estate investment trusts, (vi) regulated investment companies, (vii) grantor trusts, (viii) persons that have a functional currency other than the U.S. dollar, (ix) persons that own the Shares through partnerships or other pass-through entities, (x) certain former citizens or long-term residents of the United States, (xi) persons that hold the Shares as a position in a "straddle," or as part of a "hedging," or "conversion" or other risk reduction transaction for U.S. federal income tax purposes) who may be subject to special rules.

This summary does not discuss the U.S. federal income tax consequences to any shareholder of the Subject Company who, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust, nor does it consider the effect of any foreign, state or local tax laws. Because individual circumstances may differ, shareholder should consult their own tax advisor to determine the applicability of the rules discussed below and the particular tax effects of Cancellation on a beneficial holder of Shares.

For purposes of this summary, a "U.S. holder' is a beneficial owner of Shares who for U.S. federal income tax purposes is (i) an individual or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or any political subdivision thereof (including the District of Columbia); (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust, (A) if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes or (B) if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more U.S. person have the authority to control all of the substantial decisions of such trust.

A shareholder who is not a U.S. holder, but (i) has an office or fixed place of business in the U.S. or is otherwise carrying on a U.S. trade or business, or (ii) who is an individual present in the U.S. for 183 days or more in a taxable year or has a "tax home" in the United States for U.S. federal income tax purposes, is urged to consult its own tax advisor to determine the U.S. federal income tax consequences of the Cancellation to it.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our Shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and on the activities of the partnership.  Such a partner or partnership should consult its independent tax advisor as to its U.S. federal income tax consequences of the Cancellation to it.

The sale of Shares will be a taxable transaction for U.S. federal income tax purposes and possibly for state, local and foreign income tax purposes as well. In general, a shareholder who sells or disposes Shares will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the U.S. dollar value of the amount of cash received plus the fair market value of the property received and (ii) the shareholder’s adjusted tax basis in the Shares sold. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction). Such gain or loss will be long term capital gain or loss provided that a shareholder’s holding period for such Shares is more than one year at the time of the sale.  Capital gain recognized by an individual upon a disposition of a Share that has been held for more than one year generally will be subject to a maximum U.S. federal income tax rate of 15%.  Certain limitations apply to the use of a shareholder's capital losses.

A U.S. holder that receives Swiss francs upon the Cancellation of its Shares will realize an amount equal to the U.S. dollar value of the Swiss francs on the date of the Cancellation (or in the case of a cash basis or, if an election is made, an accrual basis taxpayer, on the settlement date).  A U.S. holder will have a tax basis in the Swiss francs received equal to that U.S. dollar amount.  Any gain or loss realized by a U.S. holder on a subsequent conversion of Swiss francs into U.S. dollars (or other disposition) generally will be U.S. source ordinary income or loss.

U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders.  Information reporting generally will apply to proceeds from the Cancellation of the Shares paid or accrued within the United States or by a U.S. payor or U.S. middleman to shareholders who are not otherwise exempt, other than an exempt recipient, including a corporation and certain other persons.  A payor will be required to withhold backup withholding tax from the proceeds from the Cancellation of the Shares within the United States or by a U.S. payor or U.S. middleman to a holder, other than an exempt recipient, if such shareholder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements.  The backup withholding tax rate is 28% for taxable years through 2010.

Backup withholding is not an additional tax.  A U.S. Holder will be entitled to credit any amounts withheld under the backup withholding rules against such holder's U.S. federal income tax liability provided the required information is furnished to the IRS in a timely manner.  A U.S. Holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed such holder's U.S. federal income tax liability by filing a refund claim with the IRS.

Item 8.                 Fairness of the Transaction.

(a)           Fairness. Pursuant to Article 33, the cancellation is only available if it is filed three months following the expiration of the additional acceptance period of a Swiss public tender offer for the shares of a Swiss listed company and if the applicant directly or indirectly owns more than 98% of the voting rights in such company. The price to be paid to shareholders whose shares are cancelled in the Cancellation proceeding must be identical to the Offer Price that was paid to shareholders in the Swiss Offer. The price paid in the Swiss Offer is a market-tested price, as the Swiss takeover rules and procedures provide for a contest of potential competing offers, require equal treatment of all offerors, and protect against certain defenses. The Swiss takeover supervisory authorities actively supervise the compliance with these rules and take the necessary steps for their enforcement. Accordingly, there is a presumption of fairness of the Cancellation to the Subject Company’s unaffiliated shareholders. No fairness opinion has been sought by SCOR on the appropriateness of the consideration to be paid to the shareholders of the Subject Company.

SCOR believes that the Cancellation is both procedurally and substantively fair to the Subject Company unaffiliated shareholders. SCOR will conduct the Cancellation in compliance with Swiss law. The Cancellation was approved unanimously by the Board of Directors of SCOR. SCOR believes that no member of the Board had a material financial interest in this decision that was different from the interests of the Subject Company’s shareholders. In addition, SCOR believes that no member of the Board of Directors had a conflict of interest with respect to the Board’s approval of the Cancellation that would make it inappropriate for any such Board member to act with respect to this decision. Accordingly, SCOR believes that the Cancellation will be conducted in a way that is procedurally fair to security holders of the Subject Company.

The Board of Directors of SCOR, in its unanimous approval of the Cancellation, did not find a need to engage a financial advisor to deliver a fairness opinion in connection with the Cancellation, reflecting the Board’s conviction that the Cancellation is both procedurally and substantively fair to all its shareholders.

(b)           Factors Considered in Determining Fairness. In reaching its conclusion about procedural and substantive fairness, the Board of Directors of SCOR considered, among others, the following factors:

(i)           Price to be Received for the Shares. Shareholders whose Shares are cancelled in the Cancellation will receive the same consideration as that received by shareholders who tendered their Registered Shares in the Swiss Offer. Pursuant to Swiss law, the consideration provided in the Cancellation cannot be different from that provided in the Swiss Offer.  Given that the Cancellation is only available in connection with and shortly following the Swiss Offer, this presumes the fairness of the Cancellation Consideration, as the Offer Price is a market-tested price, the Swiss takeover rules and procedures provide for a contest of potential competing offers, require equal treatment of all offerors, and protect against certain defenses. The Swiss takeover supervisory authorities actively supervise the compliance with these rules and procedures and take the necessary steps for their enforcement.

The Subject Company and SCOR believe that this consideration will represent the fair market value of any holder’s Shares. The Cancellation Consideration, computed based on the unaffected share price of the SCOR Shares as of 16 February 2007, represents a premium of 24.2% compared to the one month’s average share price of the Registered Share prior to the announcement by SCOR of its acquisition of 32.9% of the Shares.

(ii)           Availability of Public Information. Currently, the Subject Company is subject to the periodic reporting requirements of the Exchange Act. The Subject Company has filed a Form 15F to deregister its securities from the reporting requirements of the Exchange Act. The Subject Company’s security holders will still have access to public information regarding their SCOR Shares since SCOR is subject to French securities laws and has reporting obligations relating to its listings on Euronext Paris (Eurolist) and on the SWX Swiss Exchange. All material information pertaining to SCOR will continue to be provided in English on SCOR’s website. The level of disclosure available to the Subject Company shareholders is not expected to be reduced substantively due to SCOR reporting only under French and Swiss laws.

(iii)           Availability of Trading Market in France and Switzerland. Following the Cancellation, former holders of Registered Shares of the Subject Company will be able to trade the SCOR Shares on Euronext Paris (Eurolist) and on the SWX Swiss Exchange.

(c)           Approval of Security Holders. The Cancellation requires no shareholder approval, thus the transaction is not structured such that approval of at least a majority of unaffiliated shareholders is required.

(d)           Unaffiliated Representative. A majority of the directors who are not employees of the Subject Company have not retained an unaffiliated representative to act solely on behalf of unaffiliated shareholders for the purpose of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction.

(e)           Approval of Directors. The Cancellation proceeding is not a corporate action on the part of the Subject Company, thus the Subject Company's Board of Directors has not approved the Cancellation action.

(f)           Other Offers. Not applicable.

Item 9.                 Reports, Opinions, Appraisals and Negotiations.

(a)           Report, Opinion or Appraisal. Neither the Subject Company nor SCOR have received any report, opinion or appraisal from any outside party relating to the Cancellation.

(b)           Preparer of Summary of Report, Opinion or Appraisal. Not applicable.

(c)           Availability of Documents. Not applicable.

Item 10.                      Source and Amounts of Funds or Other Consideration.

(a)           Source of Funds.  SCOR will use 1,420,408 SCOR Shares, CHF 15.6 million and EUR 1.1 million from SCOR’s internal funds to fund the Cancellation.

(b)           Conditions. None.

(c)           Expenses. Estimated expenses related to the Cancellation described herein include:

Filing fees:	$1,727
Legal fees:	$150,000
Printing and distribution costs:	$8,000

SCOR has paid or will be responsible for paying all of these expenses.

(d)           Borrowed Funds. None

Item 11.                      Interest in Securities of the Subject Company.

(a)           Securities Ownership. The following table sets forth certain information regarding the beneficial ownership of Shares of the Subject Company as of January 22, 2008 by the Filing Person and their majority-owned subsidiaries (where appropriate).

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
SCOR Holding (Switzerland) Ltd.	--	--
SCOR SE	143,848,646 Registered Shares(1)	98.06%
(1)
SCOR’s beneficial ownership includes 5,400,000 Registered Shares beneficially owned by SCOR Global P&C SE and 6,800,000 Registered Shares beneficially owned by IRP Holdings Limited both of which are wholly-owned subsidiaries of SCOR.

(b)           Recent Transactions by Filing Person. Neither SCOR nor any of its directors and officers has made transactions in the Shares in the past 60 days.

Item 12.                      The Solicitation or Recommendation.

(d)           Intent to Tender or Vote in a Going-Private Transaction. The Cancellation does not involve a voting decision or a tender, therefore no executive officer, director or affiliate of the Subject Company or SCOR currently intends to tender or sell Shares owned or held by that person and such person will not vote Shares in connection with the Cancellation. Further, SCOR has brought the action to reach 100% ownership in the Subject Company and, accordingly, has no intention to sell its Shares.

(e)           Recommendations of Others. No executive officer, director or affiliate of the Subject Company has made a recommendation either in support or opposed to the Cancellation action, nor has it joined the action. SCOR and its directors and officers, passed a board resolution to bring the Cancellation action.

Nonetheless, in connection with the Swiss Offer, the Board of Directors of the Subject Company unanimously recommended on May 10, 2007 that its shareholders accept the Swiss Offer. The decision was fully supported by all members of the Subject Company’s Global Executive Committee.

In the amendment to the Swiss Offer of June 12, 2007, the following recommendation of the Swiss Offer by the Board of Directors of the Subject Company was included. The recommendation is reproduced here in its entirety:

“The recommendation and the reasons set out below are in replacement of those contained in Section B of the first report of the Board of Directors published on 14 April 2007.

1. Recommendation

After careful consideration, the Board of Directors of Converium determined that it is in the best interest of Converium, its shareholders, and the other stakeholders to support SCOR’s increased offer (“Offer”). The Board of Directors therefore unanimously recommends that the shareholders of Converium accept the Offer and tender their Shares into the Offer. Such decision is fully supported by all members of Converium’s Global Executive Committee (“GEC”).

2. Reasons

(a)           Prolonged and Hostile Stalemate Could Have Damaged Converium’s Franchise

The primary objective of recommending the Offer, fully supported by the GEC, was to pre-vent damage to all parties involved in case of a prolonged and hostile stalemate. In the interest of Converium’s shareholders, employees and clients Converium wished to clear the way for a successful combination and to avoid a situation which could have led to disadvantages for all parties involved and could have damaged Converium’s franchise.

In the Transaction Agreement, Converium agreed to support the integration process. In particular:

− SCOR and Converium agreed to cooperate to ensure that the Offer conditions be met and the Offer be consummated without delay;

− SCOR and Converium agreed to coordinate, cooperate and use their commercially reasonable best efforts to obtain from counterparties necessary consents so as to avoid termination of agreements because of change of control clauses;

− SCOR and Converium agreed to set up a joint integration committee and a joint underwriting committee to ensure a smooth integration of the two organizations, to combine SCOR’s Dynamic Lift Plan and Converium’s Business Plan, and to set up the underwriting plan for 2008;

− Converium and also the CEO and the CFO of Converium agreed to use their best efforts to support the transfer of the managerial control.

The Board of Directors believes that these measures will help to minimize the possible integration and execution risk of the transaction. The risk of losing customers can be substantially lowered, but may not be entirely excluded due to the tendency of the customers to diversify their reinsurance exposures. The extent of a possible loss of customers cannot be predicted definitively today, because it mainly depends on whether the customers, employees and business partners choose to remain with the combined entity. While Converium estimated the loss of premium income originally at up to USD 800 million due to the hostile nature of the offer, the Board of Directors is, given the friendly cooperation, hopeful that the combined entity will be able to minimize such premium loss substantially. Further, the agreed cooperation between SCOR and Converium with regard to the Offer and the integration is expected to make an important contribution to the retention of key personnel.

Converium will cooperate with SCOR to combine SCOR’s Dynamic Lift Plan and Converium’s Business Plan with a view towards securing “A-” financial strength rating for the combined entity. After the announcement of the Board of Directors’ support for the Offer, Standard & Poor's Ratings Services stated that Converium’s “A-” financial strength rating re-mains unaffected by the Board of Directors’ recommendation of the Offer.

The integration process is undertaken with a view to reducing the risks on the SCOR share price, which represents about three fourths of the Offer price. At the annual general meeting held on 10 May 2007, the proposed capital reduction of approximately USD 300 million was dismissed. Thus, such equity will not be replaced by hybrid capital. Further, the prospective growth rate, the return on equity and the hybrid capacity of the combined entity is not known today, since these elements will substantially depend on the combination of SCOR’s Dynamic Lift Plan with Converium’s Business Plan and the implementation of the combined plan. Nevertheless, the Board of Directors is of the view that the cooperation within the integration process will have a positive effect on these elements and thus also for the shareholders of both companies.

It is to be noted that as long as the Offer has not been consummated, the integration process will only be prepared, but may not be implemented. Finally, Converium understands that SCOR will comply with Article 13 of the Ordinance on the Supervision of Private Insurance Companies.

(b)           Increased Offer Price Values Converium’s Franchise Adequately

SCOR increased the cash component of its Offer price by CHF 1.5 and waived its right to decrease the Offer price due to Converium paying a dividend of CHF 0.2 per Converium Share. Taking the dividend payout into account, this leads to an increase of the valuation of Converium by about CHF 250 million. The Board of Directors believes that this increase raises the Offer price to a level where it is adequate. The increase in the offer price represents a significant improvement in the consideration offered to Converium’s shareholders and recognizes Converium’s remarkable turnaround of the past two years. It further reflects the exceptional quality of Converium’s staff, longstanding client relationships and excellent growth prospects supported by a strong capital position.

The Offer price, computed based on the unaffected share price of the SCOR share per 16 February 2007, now represents a premium of 24.2% compared to the one month’s aver-age share price of the Converium Share prior to the announcement by SCOR of its acquisition of 32.9% of all Converium Shares. Such premium corresponds approximately to the average of the premiums offered in Switzerland since 2001 in public takeovers where no competing bid was submitted. It is above the median of these offer premiums. If such Offer price is compared to the closing share price of the Converium Share on 16 February 2007, a premium of 20.3% results. Such premium is between the median and the average of the premiums offered in Switzerland since 2001 in public takeovers where no competing bid was submitted.

These premiums are below those offered in prominent unsolicited offers (Leica Geosystems Holding AG, Saia Burgess Electronics Holding AG, Bank Linth AG und SIG Holding AG). However, for these companies, competing offers were submitted, which often results in an increase of the offer price. This was not the case at hand. Since the increase of the Offer price has been published, the average Offer price is slightly above (by about 1%) the share price of the Converium Share.

(c)           The Increased Offer, in Combination with the Transaction Agreement Negotiated by the Board of Directors, Gives Due Regard to the Interests of Other Stakeholders

The Board of Directors believes that the increased Offer, together with the Transaction Agreement, also gives due regard to the interest of the major stakeholders:

In the Transaction Agreement, SCOR agreed, subject to the settlement of the Offer, to maintain a strong presence in Zurich and to make Zurich one of the three European key hubs of the combined Group. The Zurich operating entity shall operate as a strategic pillar of the combined Group. Except for employees with a change of control clause in their employment agreement and for terminations for cause, SCOR agreed to ensure, subject to the settlement of the Offer, that Converium and its Swiss subsidiaries do not serve notice of termination in respect of employment agreements for a period of twelve months following the settlement of the Offer. Finally, SCOR also agreed to implement a secondary listing of its own shares at SWX Swiss Exchange.

The improved Offer still excludes US shareholders. Nevertheless, since the publication of the last board report, the percentage of shares held by US shareholders has decreased. Although US persons may beneficially hold additional shares, the US persons registered in Converium’s share register now only hold less than 3% of all Converium Shares (including those deposited for ADRs). Further, if the offer is not extended to US shareholders, substantial costs can be saved, which is in favor of all shareholders. Given the enhanced Offer price and the uncertainty of success of the lawsuit by which Converium intended to reach an extension of the Offer into the US, Converium decided to drop the lawsuit.”

Item 13.                      Financial Statements.

(a)           Financial Information. The Subject Company’s audited financial statements for the years ended December 31, 2005 and December 31, 2006 were previously filed as part of the Subject Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2006 filed with the SEC on June 14, 2007. Such financial statements are incorporated herein by reference.

Following the Subject Company’s filing of a Form 15F to terminate its reporting requirements under the Exchange Act on January 7, 2008, the Subject Company’s reporting requirements have been suspended pending effectiveness of the termination of its reporting requirements. Prior to the filing of the Form 15F, the Subject Company was subject to the periodic reporting requirements of the Exchange Act. In accordance with these requirements, the Subject Company filed its Annual Report and other information with the SEC. These documents may be inspected and copies are available at the SEC’s public reference rooms, which are located at 100 F Street, Station Place, NE, Washington, DC 20549. Information on the operation of the public reference rooms can be obtained by calling the SEC on 1-800-SEC-0330. You may also obtain copies of this information by mail from the Public Reference Section of the SEC at the same address. In addition, the SEC maintains a web site that contains reports and other information filed by the Company and other issuers. The address of that site is http://www.sec.gov.

(b)           Pro Forma Information. Not material.

(c)           Summary Information. The selected financial information presented below as of and for the years ended December 31, 2005, and 2006 has been derived from the Consolidated Financial Statements of SCOR Holding (Switzerland) Ltd included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2006 filed with the SEC on June 14, 2007 and should be read in conjunction with those financial statements and the notes thereto.

	For the year ended December 31,
USD millions (except per share data)	2006	2005

Income statement data:
Revenues:
Gross premiums written	1,980.9	1,955.0
Less ceded premiums written	-128.9	-171.9
Net premiums written	1,852.0	1,783.1
Net change in unearned premiums	-40.3	471.7
Net premiums earned	1,811.7	2,254.8
Net investment income	260.4	257.8
Net realized capital gains (losses)	18.9	31.3
Total revenues from continuing operations	2,091.0	2,543.9

Benefits, losses and expenses:
Losses, loss expenses and life benefits	-1,187.8	-1,720.1
Total costs and expenses	-647.9	-740.0
Amortization of intangible assets	—	-21.5
Restructuring costs	0.2	-12.1
Total benefits, losses and expenses	-1,835.5	-2,493.7

Income from continuing operations before taxes	255.5	50.2
Income tax (expense) benefit	-40.5	-16.1
Income from continuing operations	215.0	34.1
(Loss) income from discontinued operations, net of tax	-157.9	34.6
Net income (loss)	57.1	68.7

Earnings (loss) per share:
Average number of shares (millions)	146.2	146.4
Basic earnings (loss) per share:
from continuing operations	1.47	0.23
from discontinued operations	-1.08	0.24
Total basic earnings (loss) per share	0.39	0.47

Diluted earnings (loss) per share:
from continuing operations	1.45	0.23
from discontinued operations	-1.07	0.23
Total diluted earnings (loss) per share	0.38	0.46

Balance sheet data:
Total invested assets	5,765.3	6,634.3
Total assets	10,523.0	11,825.9
Reinsurance liabilities	7,036.9	8,200.8
Debt	194.1	391.2
Total liabilities	8,677.0	10,172.5
Total shareholders’ equity	1,846.0	1,653.4
Book value per share	12.63	11.29

Other data:
Ratio of earnings of continuing operations to fixed charges (1)	13.6	3.4

(1) The ratio of earnings to fixed charges is calculated by dividing income (loss) before taxes plus fixed charges by fixed charges. Fixed charges consist of interest expense and the interest portion of rental expense.

Item 14.                      Persons/Assets, Retained, Employed, Compensated or Used.

None

Item 15.                      Additional Information.

None

Item 16.                      Exhibits.

(a)(5) English translation of Cancellation notice published in the Swiss Official Gazette of Commerce on November 22, 2007, December 21, 2007 and January 21, 2008, and in Neue Zürcher Zeitung on November 22, 2007 and December 22/23, 2007.*

(b) none

(c) none

(d) none

(f) not applicable

(g) not applicable

* Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SCOR SE

By:      /s/ Denis Kessler
Name: Denis Kessler
Title:   Chairman and Chief Executive Officer
Date:  April 18, 2008